SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 28, 2007, of Rule 8.1 - Scottish Power

                                                            FORM 8.1
        DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
              (Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)                   See attached schedule

Company dealt in                                  Scottish Power plc

Class of relevant security to which the dealings  Ordinary Shares of 42p being disclosed relate (Note 2)

Date of dealing                                   See attached schedule

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                           Long                                  Short

                                                     Number         (%)                    Number            (%)

(1) Relevant securities                              N/A            N/A                    N/A               N/A

(2) Derivatives (other than options)                 N/A            N/A                    N/A               N/A

(3) Options and agreements to purchase/sell          N/A            N/A                    N/A               N/A

Total                                                See attached schedule                 See attached schedule

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                 Long                                      Short

                                                     Number         (%)                       Number        (%)

(1) Relevant securities                              N/A            N/A                       N/A            N/A

(2) Derivatives (other than options)                 N/A            N/A                       N/A            N/A

(3) Options and agreements to purchase/sell          N/A            N/A                       N/A            N/A

Total                                                N/A            N/A                       N/A            N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:                          Details

Ordinary Shares of 42p each                          See attached schedule

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale                               Number of securities                       Price per unit(Note 5)

See attached schedule                       See attached schedule                      See attached schedule

(b) Derivatives transactions (other than options)

Product name,            Long/short (Note 6)           Number of securities(Note 7)         Price per unit (Note 5)
e.g. CFD

N/A                      N/A                           N/A                                      N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,            Writing, selling,    Number of securities to  Exercise     Type, e.g.       Expiry        Option money
e.g. call option         purchasing, varying  which the option relates price        American,        date          paid/received per
                         etc.                 (Note 7)                              European etc.                  unit (Note 5)

N/A                      N/A                  N/A                      N/A          N/A              N/A           N/A

(ii) Exercising

Product name, e.g. call option              Number of securities                       Exercise price per unit (Note 5)

N/A                                         N/A                                        N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)              Details                                    Price per unit (if applicable) (Note 5)

N/A                                         N/A                                        N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                  NO

Date of disclosure                                           28 February 2007

Contact name                                                 Rhona Gregg

Telephone number                                             0141 566 4733

Name of offeree/offeror with which associated                Scottish Power plc

Specify category and nature of associate status (Note 10)    Category 3 - subsidiary director of the Scottish Power
                                                             Group
Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                            Schedule

Scottish Power plc ("the Company") announces that on 28 February 2007, subsidiary director, Stewart Wood sold 5,694 ordinary shares of 42p at GBP7.65125 per share. An executive share option over 18,139 shares granted on 10 May 2003 at an option price of GBP3.7625 per share was exercised on the same day; resultant shares sold at GBP7.705 per share. The balance of ordinary shares of 42p in Scottish
Power plc held by subsidiary director, Stewart Wood is now 6,238.*

*Less than 1% of the issued share capital

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 28, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary